Exhibit 99.2

First Quarter 2021 Results MAY 20, 2021

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our Fee Related Earnings (“FRE ”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports First Quarter 2021 Results “We are pleased with our strong results for the 1 st quarter, with management fees increasing 31% and Fee Related Earnings increasing 14% compared to the prior year’s 1st quarter. The fundamental resilience of our business model and our decades of experience navigating the Latin American investment landscape give us great confidence in our ability to deliver excellent returns to our LPs and strong value for our shareholders” ALEX SAIGH CHIEF EXECUTIVE OFFICER MAY 20, 2021 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the first quarter ended March 31, 2021. Conference Call Patria will host its first quarter 2021 investor conference via public webcast on May 20, 2021 at 9:00 a.m . ET. To register, please use the following link: https:// edge.media - server.com/mmc/p/z3jrh9kw For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https:// ir.patria.com/ . About Patria Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history and combined assets under management in excess of US$ 14 billion. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country - specific products including Real Estate, Credit and Listed Equities. Patria employs 169 people in 10 offices across four continents. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com / . Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.106 per share to record holders of common stock at the close of business on June 2, 2021. This dividend will be paid on June 16, 2021.

4 Patria Reports First Quarter 2021 Results MAY 20, 2021

5 Patria’s First Quarter 2021 IFRS Results ▪ GAAP Net Income was US$13.1 million for the quarter and US$62.5 million for the LTM Throughout this presentation all current period amounts are preliminary and unaudited . Totals may not add due to rounding . See notes and definitions at end of document . (US$ in millions) 1Q20 1Q21 LTM 1Q20 LTM 1Q21 Revenue from management fees 23.8 31.3 103.4 120.4 Revenue from incentive fees - - 5.2 3.5 Revenue from performance fees - - 4.9 - Revenue from M&A and monitoring fees 2.5 - 3.3 - Taxes on revenue (1) (0.8) (0.7) (4.2) (3.7) Revenue from services 25.5 30.6 112.5 120.1 Personnel expenses (2) (7.0) (10.5) (36.0) (30.7) Amortization of intagible assets (1.5) (1.5) (6.1) (6.0) Cost of services rendered (8.5) (12.0) (42.1) (36.6) Gross profit 17.0 18.7 70.5 83.5 Administrative expenses (2.7) (2.4) (14.8) (14.3) Other income/(expenses) (3) 0.1 (2.4) (0.2) (4.5) Operating income and expenses 14.4 13.9 55.4 64.6 Operating income before net financial income/(expense) 14.4 13.9 55.4 64.6 Net financial income/(expense) 0.5 (0.3) 0.3 (1.0) Income before income tax 14.9 13.6 55.8 63.6 Income tax (4) (2.5) (0.5) (1.8) (1.1) Net income for the period 12.4 13.1 53.9 62.5

6 ▪ Total Assets Under Management (“AUM”) of $14.1 billion as of March 31, 2021, up 9% year - over - year ▪ Fee - Earning AUM (“FEAUM”) of $8.0 billion driving management fees in 1Q21, up 14% year - over - year - Additional $2.8 billion of Pending FEAUM - More than 75% of FEAUM is contracted for more than 5 years or is perpetual ▪ Performance Revenue Eligible AUM (“PREAUM ”) of $12.0 billion as of March 31, 2021, representing 85% of Total AUM ▪ Total Fundraising of $147 million in 1Q21 and $910 million over the LTM ▪ Total Deployment of $277 million in 1Q21 and $1.5 billion over the LTM ▪ Total Realizations of $ 404 million over the LTM Patria’s First Quarter 2021 Highlights Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $17.3 million in 1Q21, up 14% compared to 1Q20, and $73.3 million over the LTM, up 36% from the prior LTM ▪ Distributable Earnings (“DE”) of $17.0 million in 1Q21, up 9% compared to 1Q20, and $71.7 million over the LTM, up 26% from the prior LTM ▪ Net Accrued Performance Revenues of $253 million as of March 31, 2021, compared to $276 million as of December 31, 2020 ▪ Declared quarterly dividend of $0.106 per common share payable on June 16, 2021 See notes and definitions at end of document

7 Patria’s First Quarter 2021 Earnings DE per Share shown for LTM for illustrative purposes only, using Patria’s post - IPO share count of 136 , 147 , 500 shares See notes and definitions at end of document ▪ Distributable Earnings (“ DE”) for 1Q21 up 9% compared to 1Q20 and LTM up 26% compared to prior LTM period. (US$ in millions) 1Q20 1Q21 1Q21 vs. 1Q20 LTM 1Q20 LTM 1Q21 LTM (1Q21 vs. 1Q20) Management Fees 23.8 31.3 7.5 103.4 120.3 16.9 (+) Incentive Fees - - - 5.2 3.5 (1.7) (+) Advisory Fees and Other Revenues 2.5 - (2.5) 3.3 0.0 (3.3) (–) Taxes on Revenues (1) (0.8) (0.7) 0.1 (3.7) (3.7) (0.0) Total Fee Revenues 25.5 30.6 5.1 108.2 120.1 11.9 (–) Personnel Expenses (7.0) (10.3) (3.3) (37.0) (30.1) 6.9 (–) Administrative Expenses (2.8) (2.4) 0.4 (14.9) (14.3) 0.6 (–) Placement Fees Amortization and Rebates (2) (0.6) (0.6) (0.0) (2.3) (2.4) (0.1) Fee Related Earnings (FRE) 15.2 17.3 2.1 54.1 73.4 19.3 FRE Margin (%) 60% 57% 50% 61% Realized Performance Fees (After-Tax) - - - 4.3 - (4.3) (–) Realized Performance Fee Compensation - - - - - - Performance Related Earnings (PRE) - - - 4.3 - (4.3) (+) Realized Net Investment Income (3) 0.6 (0.3) (0.9) 0.1 (1.0) (1.1) Pre-Tax Distributable Earnings 15.8 17.0 1.2 58.5 72.4 13.9 (–) Current Income Tax (4) (0.2) - 0.2 (1.8) (0.7) 1.1 Distributable Earnings (DE) 15.6 17.0 1.4 56.7 71.7 15.0 DE per Share $0.115 $0.125 $0.417 $0.527

8 Fee Related Earnings (“FRE”) See notes and definitions at end of document 60% $15.2 million $17.3 million +14% 1Q 20 1Q21 57% FRE Margin $54.1 million $73.4 million +36% 50% LTM 1Q20 LTM 1Q21 61% FRE Margin ▪ 1Q21 FRE of $17.3 million was up $2.1 million or 14% compared to 1Q20 o Total Fee Revenue of $30.6 million was up $5.1 million or 20% compared to 1Q20 o Management Fees were up $7.5 million or 31% driven by deployment in our latest vintage Private Equity and Infrastructure funds o Personnel Expenses were up by $3.3 million or 47% driven by the post IPO change in compensation structure ▪ LTM 1Q21 FRE of $ 73.4 million was up by $19.3 million or 36% compared to the prior LTM period

9 45 182 15 9 Net Accrued Performance Fees • Net Accrued Performance Fees were $253 million at March 31, 2021, compared to $276 million as of December 31, 2020 • Decrease driven by continuing local currency devaluation against the US dollar during 1Q21, as investment - level local currency i s translated to the $USD fund functional currency, positively offset by performance in our underlying portfolio companies • The USD/BRL exchange rate moved from 5.2 at December 31, 2020 to 5.7 as of the March 31, 2021 reporting date, but has since moved back to the 5.2 - 5.3 range in mid May • $227 million or 90% of the current accrual generated by Private Equity Fund III and Fund V Net Accrued Performance Fees (US$ in millions) US$ 253 mn PE III PE VI 2 PE V IS III Other 1 See notes and definitions at end of document 1Q21 Composition by Fund 4Q 20 1Q21 276 (10) EoP FX US$/BRL 5.20 PE III (2007) PE V (2015) PE VI (2019) IS III (2014) EoP FX US$/BRL 5.70 253 1 (14) (0) Other Period Change in Balance by Fund (Vintage) (0)

10 ▪ Total AUM of $14.1 billion as of March 31, 2021 up 9% compared to $12.9 billion one year ago ▪ Fundraising of $910 million over LTM, and strong valuations in local currency for both periods were positive drivers, offset by the impact of foreign currency translation as well as divestment activity ▪ 85% of Total AUM is eligible to earn performance revenue ▪ Total AUM is comprised of Fair Value of Investments of $8.8 billion and Uncalled Capital of $5.3 billion as of March 31, 2021 Total Assets Under Management 7.2 8.5 4.5 4.5 1.2 1.1 1Q21 12.9 1Q20 ( US$ in billions) 14.1 Private Equity Country - specific Strategies Infrastructure 1.9 6.1 2.4 2.7 9% US$ 8.8 b n US$ 5.3 b n Fair Value of Investments Uncalled Capital 0.8 0.3 % Eligible for Performance Revenue 82% 85% + See notes and definitions at end of document

11 168 970 78 359 162 Fundraising & Portfolio Activity Fundraising Total Platform LTM 1Q21 619 147 290 Country - specific Strategies Infrastructure Deployment C losed - end F unds Realizations & Value Creation Closed - end Funds Private Equity Fund VI (2019) Infra Fund IV (2019) Latest Vintage Fund Progress Reserved 2 Deployed $147 million $910 million Realized Proceeds LTM 1Q21 $277 million $1,492 million Private Equity Infrastructure $404 million Value Creation Highlights ▪ Private Equity Fund V at a 32% net IRR in USD as it begins its harvesting phase ▪ 750 basis points of outperformance in Private Equity relative to the Emerging Markets benchmark 3 ( US$ in millions) Private Equity Country - specific 11 35 2 294 75 LTM 1Q21 1Q21 Private Equity Infrastructure Country - specific See notes and definitions at end of document No Realizations in 1Q21 Country - specific 31 7% 27% 49% 41% 0% 25% 50% 75% 100% 68% 56% Infrastructure 1

Fee Earning Assets Under Management

Fee earning AUM

- FEAUM of $8.0 billion drove management fees in 1Q21, up 14% year-over-year
- $2.8 billion of Pending FEAUM is eligible to earn fees once invested/reserved, of which approximately $500m was invested/reserved in 1Q21, and will flow into FEAUM for 2H 2021
- More than 75% of FEAUM has over 5 years of remaining contractual duration or is perpetual

Management Fees

- Over 81% of revenues are denominated in US dollars for 1Q21
- 1.6% effective annualized management fee rate for 1Q21



Country-specific Strategies
Infrastructure
Private Equity
~$500m already deployed or reserved in 1Q21, which will become FEAUM in 2H 2021
+14%
7.0
0.8
3.3
2.9
8.0
0.9
3.3
3.8
+2.8
Pending FEAUM
1Q20
1Q21

(US$ in billions)



Remaining Duration
Perpetual
6%
1-3 yrs
21%
3%
3-5 yrs
US$ 8.0bn
5+ yrs
70%

(US$ in millions and %)



Country-specific Strategies
Infrastructure
Private Equity
8%
36%
US$ 31 mn
57%

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will flow into FEAUM in Q3, and likewise, capital invested or reserved in Q3 and Q4 will flow in to FEAUM in Q1 of the following year. See notes and definitions at end of document.

12

13 Total AUM & FEAUM Roll Forward (Unaudited) See notes and definitions at end of document Total Assets Under Management (“AUM”) (US$ in millions) Three Months Ended March 31, 2021 Twelve Months Ended March 31, 2021 Total Fee Earning AUM (“FEAUM”) (US$ in millions) Three Months Ended March 31, 2021 Twelve Months Ended March 31, 2021 PE Infra Country-Specific Products Total AUM 4Q20 8,627 4,710 1,071 14,408 Funds Raised - - 147 147 Divestments - - - - Valuation Impact 482 82 (31) 533 FX (588) (223) (78) (890) Funds Capital Variation (68) 17 (31) (82) AUM 1Q21 8,453 4,585 1,078 14,116 PE Infra Country-Specific Products Total FEAUM 4Q20 3,347 3,318 1,048 7,713 Inflows 469 248 30 747 Outflows (2) (203) (85) (290) Valuation Impact - - (25) (25) FX and Other (5) (40) (66) (111) FEAUM 1Q21 3,809 3,322 902 8,033

Closed-End Funds Investment Record as of 1Q21

	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,510	124%	622,477	108,236	1,076,097	1,184,333	1.9x	8%	19%
PE IV (2011)	1,270,853	116%	1,131,034	1,365,028	219,174	1,584,201	1.4x	3%	17%
PE V (2015)	1,807,389	95%	1,377,618	3,209,901	-	3,209,901	2.3x	32%	53%
PE VI (2019)	2,689,666	68%	598,065	728,968	7,235	736,203	1.2x	19%	37%
Co Investments	745,010	100%	745,010	577,410	-	577,410	0.8x	n/m	n/m
Total Private Equity	**7,368,428**		**4,689,664**	**5,989,543**	**2,634,610**	**8,624,153**	**1.8x**	**15%**	**22%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,700	466,700	823,100	1,289,800	1.3x	2%	14%
Infra III (2014)	1,676,237	113%	1,058,700	1,095,800	528,300	1,624,100	1.5x	8%	23%
Infra IV (2019)	1,941,000	56%	99,200	139,300	-	139,300	1.4x	3%	25%
Co Investments	793,264	73%	576,306	410,866	439,629	850,495	1.5x	11%	26%
Total Infrastructure	**5,673,475**		**2,840,494**	**2,112,666**	**1,944,854**	**4,057,520**	**1.4x**	**5%**	**19%**
Total Private Equity + Infrastructure	**13,041,902**		**7,530,158**	**8,102,209**	**4,579,463**	**12,681,673**	**1.7x**	**12%**	**22%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	86%	946,287	220,848	929,286	1,150,134	1.2x		1%
RE III (2013)	1,310,465	85%	1,144,087	761,586	92,180	853,766	0.7x		-11%
Farmland (2018)	149,043	41%	61,019	81,344	-	81,344	1.3x		3%
Co Investments	1,114,663	100%	1,035,431	76,004	-	76,004	0.1x		-48%
Total Real Estate/Agri	**3,747,874**		**3,355,159**	**1,139,782**	**1,480,538**	**2,620,321**	**0.8x**		**-12%**

PATRIA

14

15 Reconciliations and Disclosures

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	1Q20	1Q21	1Q21 vs. 1Q20	LTM 1Q20	LTM 1Q21	LTM 1Q21 vs. 1Q20
Management Fees	23.8	31.3	7.5	103.4	120.3	16.9
(+) Incentive Fees	-	-	-	5.2	3.5	(1.7)
(+) Advisory Fees and Other Revenues	2.5	-	(2.5)	3.3	0.0	(3.3)
(–) Taxes on Revenues	(0.8)	(0.7)	0.1	(3.7)	(3.7)	(0.0)
Total Fee Revenues	**25.5**	**30.6**	**5.1**	**108.2**	**120.1**	**11.9**
(–) Personnel Expenses	(7.0)	(10.3)	(3.3)	(37.0)	(30.1)	6.9
(–) Administrative Expenses	(2.8)	(2.4)	0.4	(14.9)	(14.3)	0.6
(–) Placement Fees Amortization and Rebates	(0.6)	(0.6)	(0.0)	(2.3)	(2.4)	(0.1)
Fee Related Earnings (FRE)	**15.2**	**17.3**	**2.1**	**54.1**	**73.4**	**19.3**
Realized Performance Fees (After-Tax)	-	-	-	4.3	-	(4.3)
(–) Realized Performance Fee Compensation	-	-	-	-	-	-
Performance Related Earnings (PRE)	**-**	**-**	**-**	**4.3**	**-**	**(4.3)**
(+) Realized Net Investment Income	0.6	(0.3)	(0.9)	0.1	(1.0)	(1.1)
Pre-Tax Distributable Earnings	**15.8**	**17.0**	**1.2**	**58.5**	**72.4**	**13.9**
(–) Current Income Tax	(0.2)	-	0.2	(1.8)	(0.7)	1.1
Distributable Earnings (DE)	**15.6**	**17.0**	**1.4**	**56.7**	**71.7**	**15.0**
(-) Deferred Taxes (1)	(2.3)	(0.5)	1.8	(0.0)	(0.4)	(0.4)
(-) Amortization of contractual rights (2)	(0.9)	(0.9)	-	(3.8)	(3.6)	0.1
(-) Tracking shares - Officers' fund (3)	-	(0.1)	(0.1)	1.0	(0.5)	(1.6)
(-) IPO Expenses (4)	-	(2.4)	(2.4)	-	(4.6)	(4.6)
Net income for the period	**12.4**	**13.1**	**0.7**	**54.0**	**62.5**	**8.6**

See notes and definitions at end of document

PATRIA

16

17 IFRS Balance Sheet Results See notes and definitions at end of document Balance Sheet (USD in millions) 31-Dec-20 31-Mar-21 (USD in millions) 31-Dec-20 31-Mar-21 Assets Liabilities and Equity Cash and cash equivalents 14.1 28.7 Personnel and related taxes (3) 12.8 8.5 Short term investments (1) 9.9 300.4 Taxes payable 1.1 0.4 Accounts receivable 24.0 22.8 Unearned Revenues (4) - 23.4 Project advances 1.3 0.8 Dividends payable 23.3 - Other assets 3.7 2.1 Other liabilities 6.9 7.2 Recoverable taxes 0.7 0.8 Current liabilities 44.0 39.5 Current Assets 53.7 355.6 Personnel liabilities 1.5 1.7 Accounts receivable 22.0 22.0 Deferred tax liabilities 0.2 0.2 Deferred tax assets 2.3 1.6 Other liabilities 2.4 2.3 Project advances 0.5 0.4 Other assets 0.5 0.5 Non-current liabilities 4.1 4.2 Long term investments (2) 2.0 8.0 Property and equipment 3.8 4.1 Capital 0.0 0.0 Intangible assets 22.4 21.4 Additional paid-in capital 1.6 300.0 Retained earnings 62.0 76.3 Non-current assets 53.5 58.0 Cumulative translation adjustment (6.3) (6.0) Equity attributable to the owners of the parent 57.3 370.3 Non-controlling interests 1.8 (0.4) Equity 59.1 369.9 Total Assets 107.2 413.6 Total Liabilities and Equity 107.2 413.6

18 Notes Notes to page 5 – Patria’s First Quarter 2021 IFRS Results (1) Taxes on revenue represent taxes charged directly on services provided in some of the countries where the Company operates . (2) The increase is due mainly to the change in compensation structure post - IPO . (3) IPO expenses and IPO bonuses related to the Initial Public Offering concluded on January 21 , 2021 . (4) Income tax includes both current and deferred tax expenses for the period . Notes to pages 7 – Patria’s First Quarter 2021 Earnings (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results on page 5 to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Realized Net Investment Income includes both Net Financial Income and Expenses and Other Income and Expenses net of non - current IPO Expenses (4) Current Income Tax represent tax expenses based on each jurisdiction’s tax regulations, it is the Income tax discounted by the Deferred Tax Expenses Notes to page 9 – Net Accrued Performance Fees (1) Other includes Private Equity fund IV, Infrastructure funds II and IV and Real Estate Farmland Fund Notes to page 11 – Fundraising & Portfolio Activity (1) Deployment reflects actual capital deployed to portfolio companies in the period, which includes amounts that were reserved for deployment in previous periods . (2) Reserved includes binding/reserved capital for investments and reserved capital for expenses yet to be deployed (3) Since inception as of March 31 , 2021 compared to Cambridge Associates Emerging Markets benchmark

19 Notes Notes to page 13 – Total AUM & FEAUM Roll Forward (Unaudited) (1) Inflows for FEAUM during the period reflect new fundraising for funds charging fees based on committed capital, plus deployed (or reserved) capital for funds charging fees based on deployed capital (2) Outflows for FEAUM during the period reflect the impact of divestments as well as changes in the effective fee basis from committed to deployed capital Notes to Page 16 – Reconciliation of IFRS to Non - GAAP Measures (1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Patria’s Distributable Earnings . Deferred Taxes arise from taxable temporary differences mostly derived from non - deductible employee profit sharing expenses (2) This adjustment removes Amortization of Contractual Rights which are excluded from Patria’s Distributable Earnings . This amount refers to the amortization of intangibles associated with Patria’s acquisition of P 2 Group . (3) Personnel expenses have been adjusted to remove the Officers’ Fund tracking shares which are excluded from Patria’s Fee Related Earnings . This amount reflects the valuation change of the tracking shares in the period . (4) Administrative Expenses have been adjusted to remove non - recurring expenses associated with Patria’s IPO which are excluded from Patria’s Fee Related Earnings . Notes to Page 17 – IFRS Balance Sheet Results (1) March 31 , 2021 balance includes US $ 301 million of IPO proceeds . (2) The increase in Long - term investments reflects US $ 5 . 8 million invested in the fund Patria Infra Energia Core FIP . (3) The outstanding amount of profit - sharing on December 31 , 2020 , was fully paid by March 2021 . (4) Management fees billed with services to be rendered by June 30 , 2021 .

20 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted for the impacts of the Officers’ Fund – long - term benefit plan and non - recurring expenses . • Incentive Fees are realized performance - based fees coming from perpetual capital funds (i . e . open - ended funds) when the returns from such funds surpass the relevant benchmark for such fund, and are included in FRE because they represent a source of revenues that are measured and received on a recurring basis and are not dependent on realization events from the underlying investments within perpetual capital funds, although the amount of incentive fees may fluctuate based on the performance of perpetual capital funds relative to the relevant benchmark . • Performance Related Earnings (PRE) refer to r ealized p erformance f ees (net of related taxes) less realized p erformance f ee c ompensation allocated to our investment professionals . We earn performance fees from certain of our closed - end funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Total Assets Under Management (Total AUM) refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Pending FEAUM refers to committed capital that is eligible to earn management fees, but is not yet activated per the basis defined in the applicable management agreement . • Remaining Duration of FEAUM reflects the contracted life of m anagement f ees from the reporting date for our current FEAUM, based on applicable management agreements . • Gross MOIC represents the Gross Multiple on Invested Capital, and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund .